Graubard Miller
                            The Chrysler Building
                            405 Lexington Avenue
                            New York, New York 10174

Facsimile:                                                  Direct Dial Number:
(212) 818-8881


                                  July 6, 2005


VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      Coconut Palm Acquisition Corp.
                           Registration Statement on Form S-1
                           Filed:  5/20/05
                           File No.:  333-125105
                           -----------------------------------

Dear Mr. Reynolds:

         On behalf of Coconut Palm Acquisition Corp. ("Company"), we respond as follows to the Staff's comment letter dated June 24, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jay Ingram. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 where in such amendment our responses to the Staff's comments are reflected.

Mr. John Reynolds
July 6, 2005
Page 2



GENERAL

1. PRIOR TO THE EFFECTIVENESS OF YOUR REGISTRATION STATEMENT, PLEASE INFORM US THAT THE AMOUNT OF COMPENSATION ALLOWABLE OR PAYABLE TO THE UNDERWRITERS HAS RECEIVED CLEARANCE BY THE NASD.

         The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.


2. TELL US THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS OFFERING AT $60,000,000. HAVE YOU IDENTIFIED OR BEEN PROVIDED WITH THE IDENTITY OF OR HAD ANY DIRECT OR INDIRECT CONTACT WITH POTENTIAL ACQUISITION CANDIDATES? IF MANAGEMENT, THE DIRECTORS, OR ANY AFFILIATE, AGENT OR OTHER REPRESENTATIVE HAS ALREADY TAKEN DIRECT OR INDIRECT MEASURES TO LOCATE A TARGET BUSINESS, OR UNAFFILIATED ENTITIES HAVE APPROACHED YOU WITH POSSIBLE CANDIDATES, PLEASE DISCLOSE THIS INFORMATION OR ADVISE US SUPPLEMENTALLY. PLEASE NOTE IN PARTICULAR THAT WE ARE NOT SEEKING SIMPLY WHETHER OR NOT YOU HAVE A SPECIFIC BUSINESS COMBINATION UNDER CONSIDERATION, AS YOU DISCLOSE ON THE COVER PAGE, BUT ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, DISCUSSIONS, NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY, AN AFFILIATE THEREOF, OR AN UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY. WE MAY HAVE FURTHER COMMENT.

         The Company and the underwriters agreed to value the offering at $60,000,000 based on the previous transaction experience of the principals of the Company, as well as the underwriters' evaluation of overall market conditions for similar transactions as the proposed offering.

         We have expanded the disclosure in the prospectus to include the fact that no person or entity has taken any measure, direct or indirect, to locate a target business. Specifically, we have revised the disclosure in the "Prospectus Summary" on page 1 and in the "Proposed Business" section on page 22 to indicate that: (i) the Company has not selected any target business for a business combination; (ii) none of the Company's officers, directors, promoters or other affiliates has had any contact or discussions with representatives of any other company regarding a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company nor has the Company, nor any of its agents or affiliates, been approached by any candidates (or representative of any candidates) with respect to a possible acquisition transaction with the Company; and (iii) the Company has not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate.

Mr. John Reynolds
July 6, 2005
Page 3


3. PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO UTILIZATION OF SUCH FEATURE BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS. THIS DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF THE FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC STOCKHOLDER. IN THIS CONTEXT, WE NOTE THAT: (I) THE EXISTING STOCKHOLDERS ARE ALLOWED TO MAKE PURCHASES OF SHARES IN BOTH THE OFFERING AND IN THE OPEN MARKET SUBSEQUENT TO THE OFFERING; (II) THERE APPEARS TO BE A DISINCENTIVE FOR PUBLIC STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS DUE TO THE FACT THAT THE AMOUNT AVAILABLE TO SUCH STOCKHOLDERS (APPROXIMATELY $5.425 PER SHARE) IS VIRTUALLY CERTAIN TO BE LESS THAN THE PURCHASE PRICE PAID FOR THE UNIT IN THE OFFERING ($6.00); AND (III) THERE DOES NOT APPEAR TO BE A CORRESPONDING DISINCENTIVE FOR EXISTING STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS SINCE THEIR EXISTING SHARES HAVE AN EFFECTIVE PURCHASE PRICE OF $0.01 PER SHARE AND THUS EVEN AFTER PAYING THE OFFERING PRICE AND/OR MARKET PRICE FOR THE OTHER SHARES ACQUIRED AFTER THE DATE OF THE PROSPECTUS, THE EFFECTIVE COST TO THE EXISTING STOCKHOLDERS OF THEIR SHARES WILL BE LESS THAN THE CONVERSION PRICE OF APPROXIMATELY $5.425 PER SHARE. SIMILAR DISCLOSURE SHOULD BE PROVIDED, AS APPLICABLE, WITH RESPECT TO THE SHARES HELD BY THE UNDERWRITERS. IF OUR UNDERSTANDING IS INCORRECT, PLEASE ADVISE. WE MAY HAVE FURTHER COMMENT.

         We respectfully submit that there are no differences in the relative benefits and financial advantages between the Company's existing stockholder and "public stockholders" (as defined on Page 1 of the Prospectus Summary) who exercise conversion rights.

         Whether or not there will be a disincentive for any public stockholder exercising his, her or its conversion rights will depend on a number of factors and such individual public stockholder's particular circumstances. For instance, the Staff's comment in (ii) assumes that the investors in the offering are the same stockholders as those voting on a business combination up to two years later. That may not be the case. After separate trading of the securities begins, public stockholders may purchase common stock at prices above or below the per-share conversion price that will be held in trust. Additionally, some public stockholders may have sold their warrants, thereby lowering their basis in their shares to a price below the conversion value. Furthermore, whether or not a stockholder's basis is lower than the conversion price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) to vote no on a business combination and seek conversion will necessitate an analysis of the potential success of the business combination, market trends and liquidity issues after a business combination. Accordingly, we do not believe it is accurate to say that there is a disincentive (or incentive) for public stockholders (as a group) to exercise their conversion rights.

Mr. John Reynolds
July 6, 2005
Page 4


         With respect to subparagraph (iii) of the Staff's comment, we understand the view that the existing stockholder's effective average cost of all shares owned by it (including shares issued at inception and those purchased in the offering or aftermarket) is below the initial conversion price of approximately $5.425 per share. However, in order for the existing stockholder to receive its pro rata portion of the trust account upon conversion, it must vote no with respect to any proposed business combination. If such stockholder votes no with respect to such a proposed business combination, it runs the risk that the proposed business combination would not be approved. In such event, the shares acquired by the existing stockholder prior to this offering will be worthless, as the existing stockholder has waived its liquidation rights with respect to such shares. Moreover, if the existing stockholder were to vote no with respect to a proposed business combination, Item 4 of Schedule 14A would require such fact to be disclosed in the proxy statement to be sent to stockholders in connection with such proposed business combination. This would most likely cause a significant number of public stockholders to seek conversion rights with respect to their shares and further hinder the approval of such proposed business combination. Accordingly, we do not believe it is accurate to say that there does not appear to be a disincentive for the existing stockholder to seek conversion.

         With respect to the underwriters, we note that the underwriters do not currently hold any shares of the Company's common stock. If the underwriters purchase shares of the Company's common stock in the aftermarket, they would be subject to the same economic benefits and disadvantages that public stockholders would have in the event they sought to exercise conversion rights.

         For the foregoing reasons, we do not believe the suggested changes to the prospectus would be meaningful to an investor.

PROSPECTUS COVER PAGE

4. DOES THE DISCLOSURE RELATING TO THE UNDERWRITING DISCOUNT AND COMMISSION TAKE INTO CONSIDERATION A CASH FEE PAYABLE TO THE REPRESENTATIVES OF THE UNDERWRITERS THAT IS EQUAL TO 1% OF THE FAIR MARKET VALUE OF AN INITIAL BUSINESS COMBINATION? REVISE OR ADVISE.

         The representatives of the underwriters are not being paid a cash fee that is equal to 1% of the fair market value of an initial business combination. The underwriting discount and commissions of $0.42 is the only fee payable to the representatives of the underwriters. Accordingly, we do not believe any revision to the disclosure in the prospectus is necessary.

5. DISCLOSURE INDICATES THAT YOUR SEARCH FOR PROSPECTIVE TARGETS WILL NOT BE LIMITED TO A PARTICULAR INDUSTRY YET YOU ALSO INDICATE THAT YOU WILL `FOCUS YOUR EFFORTS ON SEEKING A BUSINESS COMBINATION WITH AN OPERATING COMPANY IN THE: BUSINESS AND/OR CONSUMER SERVICES SECTOR.' IN THIS REGARD, DISCLOSURE FURTHER INDICATES THAT YOU MIGHT FOCUS ON THE FOLLOWING TYPES OF BUSINESSES:

Mr. John Reynolds
July 6, 2005
Page 5


                           A. CUSTOMER SERVICE AND RELATIONSHIP MANAGEMENT SERVICES;

                           B. DOCUMENT STORAGE, INFORMATION AND PROTECTION SERVICES;

                           C.   HOSPITALITY AND LODGING SERVICES;

                           D.   TRANSACTION AND PAYMENT PROCESSING SERVICES;

                           E.   INSURANCE BROKERAGE AND AGENCY SERVICES;

                           F.   TRAINING AND COMPLIANCE SERVICES; AND

                           G.   OUTSOURCED BUSINESS AND EMPLOYMENT SERVICES.

                  TELL US HOW MANAGEMENT DETERMINED THAT IT MIGHT FOCUS ON THESE TYPES OF COMPANIES. TO THIS EXTENT, EXPLAIN FOR US YOUR USE OF THE TERM `ATTRACTIVE.'

         Management determined that it might focus on companies in the business and/or consumer services sector as a result of their past business experience. We have revised the disclosure on page 21 of the prospectus under the heading "Proposed Business" to remove the term `attractive' and to indicate that the Company's focus in the business and/or consumer services sector, given management's prior experience, will, in its business judgment, provide the Company with the best opportunity to consummate a business combination.

6. DISCLOSURE INDICATES THAT YOU MAY `SEEK TO EFFECT BUSINESS COMBINATIONS WITH MORE THAN ONE TARGET BUSINESS...' IN LIGHT OF THE COMPANY'S REQUIREMENT THAT ANY ACQUISITION MUST BE OF A COMPANY WITH A FAIR MARKET VALUE EQUAL TO AT LEAST 80% OF THE COMPANY'S NET ASSETS, PROVIDE ADDITIONAL DISCLOSURE TO CLARIFY HOW THE COMPANY WOULD BE ABLE TO EFFECTUATE A BUSINESS COMBINATION WITH MORE THAN ONE TARGET BUSINESS.

         The Company's initial business combination must be with a target business whose fair market value is at least equal to 80% of the Company's net assets at the time of such acquisition, although this may entail simultaneous acquisitions of several operating businesses. If the Company determines to simultaneously acquire several businesses and such businesses are owned by different sellers, the Company will need for each of such sellers to agree that the purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for the Company, and delay the ability, to complete the business combination. We have revised the disclosure in the prospectus in the "Prospectus Summary" section on page 1, the 14th risk factor on page 11, as well as under "Proposed Business - Effecting a business combination - Lack of business diversification" on page 24 to indicate the foregoing and to set forth the risks involved of simultaneously acquiring more than one target business.

7. EXPAND THE DISCLOSURE HERE RELATED TO THE CONFLICTS OF INTEREST THAT RESULT FROM THE REPRESENTATIVES OF THE UNDERWRITER HAVING THE RIGHT TO CONSENT BEFORE THE COMPANY CAN EXERCISE ITS REDEMPTION RIGHTS.

         We currently indicate in the "Prospectus Summary" section on page 3, as well as under "Description of Securities" on page 37, the potential conflicts of interest that result from the representatives of the underwriters having the right to consent before the Company can exercise

Mr. John Reynolds
July 6, 2005
Page 6

its redemption rights. Accordingly, we do not believe any revision to the disclosure in the prospectus is necessary.

CONVERSION RIGHTS FOR STOCKHOLDERS VOTING TO MEET A BUSINESS COMBINATION

8. DISCLOSURE HERE INDICATES THAT PUBLIC STOCKHOLDERS WHO CONVERT THEIR STOCK INTO THEIR SHARE OF THE TRUST FUND WILL CONTINUE TO RETAIN THE RIGHT TO EXERCISE ANY WARRANTS THEY MAY HOLD. DESCRIBE FOR US THE PURPOSE AND RATIONAL BEHIND ALLOWING THESE INVESTORS TO RETAIN THEIR WARRANTS. WE MAY HAVE FURTHER COMMENT.

         Supplementally, the purpose and rationale behind the retention of the warrants is to minimize the potential exposure that the public stockholders may be subject to in the event they are not satisfied with a proposed business combination. If the public stockholders determine to exercise their conversion rights with respect to a proposed business combination, they may retain any warrants they then hold, exercise them at a later date in the event the business combination proves successful, and recover any amounts they may have lost on conversion of their shares of common stock. Additionally, if the Company were to eliminate a public stockholder's right to exercise any warrants he may hold following his decision to convert his stock into his share of the trust fund, this would force such stockholder to sell his warrants prior to exercising his conversion rights in order to gain any value for such warrants. This could possibly artificially deflate the warrant price and disadvantage public warrantholders who approve of the business combination.

RISK FACTORS

9. IN THE ELEVENTH RISK FACTOR, DISCLOSE THE METHOD BY WHICH THE COMPANY DETERMINED THAT MANAGEMENT WOULD PURCHASE UP TO 2,000,000 WARRANTS IN THE AFTER-MARKET. ALSO, CLARIFY IF THIS AGREEMENT TO PURCHASE WARRANTS IS LIMITED TO THE NUMBER DISCLOSED. IF THERE IS NO LIMITATION TO THE NUMBER OF WARRANTS MANAGEMENT OR ITS AFFILIATES MAY PURCHASE IN THE AFTER MARKET, THEN SO DISCLOSE.

         We currently indicate on page 33 of the prospectus under the heading "Principal Stockholders" that purchases of warrants by the Company's management demonstrates confidence in their ultimate ability to effect a business combination because the warrants will expire worthless if the Company is unable to consummate a business combination. The Company and underwriters determined that 2,000,000 warrants was an appropriate number of warrants for an offering of this size to evidence such confidence. The warrant purchase agreement, which is structured to satisfy the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, is limited to the 2,000,000 warrants that the Company's management must purchase. Although such individuals may purchase additional warrants above and beyond the 2,000,000 warrants to be purchased pursuant to the agreement, because of their status as insiders and the various securities laws that apply to their purchases of the Company's securities, it is unlikely that they would purchase more than the 2,000,000 warrants. Accordingly, we do not believe any revision to the disclosure in the prospectus is necessary.

Mr. John Reynolds
July 6, 2005
Page 7


PROPOSED BUSINESS

10. TO THE EXTENT THAT THE COMPANY HAS PRIORITIZED THE INDUSTRY SEGMENTS WITH RESPECT TO PREFERENCE, PROVIDE DISCLOSURE OF SUCH PREFERENCES, INCLUDING A DISCUSSION OF THE REASONS FOR SUCH PREFERENCES.

         The Company has not prioritized the industry segments with respect to preference. Accordingly, we have not made any revision to the prospectus.

11. DISCLOSE, HERE AND ELSEWHERE AS APPROPRIATE, WHETHER YOU HAVE IDENTIFIED SPECIFIC DESIRED ATTRIBUTES FOR POTENTIAL ACQUISITION CANDIDATES. FOR EXAMPLE, WHAT ARE THE CRITERIA YOU WILL TAKE INTO CONSIDERATION IN DETERMINING WHETHER TO COMBINE WITH A POTENTIAL ACQUISITION CANDIDATE? WILL THE COMPANY UTILIZE EBITDA? PLEASE DISCUSS THE RATIONALE BEHIND THE UTILIZATION OF SPECIFIC CRITERIA.

         The Company has not established specific attributes or criteria for its target business and has not determined any ranges of annual revenues, EBITDA, net income or other financial metrics needed to be achieved by a prospective target in order to be considered. As described under the section entitled "Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination" on page 23 of the prospectus, the Company has not established any specific attributes or criteria (financial or otherwise) for a target business. The section entitled "Selection of a target business and structuring of a business combination" does list the factors the Company may consider when evaluating a target business. However, these factors are not intended to be exhaustive criteria for the Company. Accordingly, we do not believe any revisions to the disclosure is necessary.

INTRODUCTION

12. REVISE TO EXPLAIN IN GREATER DETAIL THE COMPARISONS YOU MAKE REGARDING STRATEGIES EMPLOYED BY MANAGEMENT WITH RESPECT TO DEVCON INTERNATIONAL CORP. AND SUNAIR ELECTRONICS.

         We have revised the disclosure on page 21 of the prospectus to explain in greater detail the comparisons between the strategies employed by management with respect to Devcon International Corp. and Sunair Electronics Inc. and this offering.

EFFECTING A BUSINESS COMBINATION

13. WE DO NOT UNDERSTAND THE DISCLOSURE THAT STATES `[S]UBJECT TO THE LIMITATIONS THAT WE HAVE A FAIR MARKET VALUE OF AT LEAST 80% OF OUR NET ASSETS AT THE TIME OF THE ACQUISITION...' CLARIFY YOUR REFERENCE TO `WE.' IT IS OUR UNDERSTANDING THAT THE TARGET MUST HAVE A FAIR MARKET VALUE OF AT LEAST 80% OF YOUR NET ASSETS AT THE TIME OF ACQUISITION. REVISE OR ADVISE.

Mr. John Reynolds
July 6, 2005
Page 8


         The Staff's understanding is correct. We have revised the disclosure on page 22 of the prospectus to state that the target business must have a fair market value of at least 80% of our net assets at the time of acquisition.

14. PLEASE PROVIDE THE BASIS FOR YOUR ASSERTION THAT YOU `BELIEVE THAT THERE ARE NUMEROUS ACQUISITION CANDIDATES IN EACH OF THE SEGMENTS OF THE BUSINESS AND/OR CONSUMER SERVICES SECTOR THAT WE INTEND TO TARGET.'

         Management has based its belief that there are numerous acquisition candidates in each of the segments on management's prior experience in the business and/or consumer services sector. We have revised the prospectus under "Sources of target businesses" on page 22 to indicate the foregoing.

15. DISCLOSURE INDICATES THAT YOUR `OFFICERS AND DIRECTORS AS WELL AS THEIR AFFILIATES MAY ALSO BRING TO OUR ATTENTION TARGET BUSINESS CANDIDATES.' DISCLOSE THE MEANS AND METHODS BY WHICH YOUR OFFICERS AND DIRECTORS, AND THEIR AFFILIATES, MAY BRING TO YOUR ATTENTION POTENTIAL ACQUISITION CANDIDATES. WE MAY HAVE FURTHER COMMENT.

         We have revised the disclosure on page 23 of the prospectus under the section entitled "Proposed Business - Effecting a business combination - Sources of target businesses" to indicate that the Company's officers and directors as well as their affiliates may bring target businesses to the Company's attention that they become aware of through their business contacts.

16. DISCLOSURE IN THE FOURTEENTH RISK FACTOR REFERENCES THE POSSIBLE NEED FOR ARRANGEMENT OF THIRD PARTY FINANCING. PLEASE DISCLOSE HERE OR TELL US WHETHER YOU HAVE TAKEN ANY STEPS IN FURTHERANCE OF SECURING THIRD-PARTY CREDIT FACILITIES.

         The Company has not taken any steps in furtherance of securing third-party credit facilities. We have revised the above mentioned risk factor to indicate that since the Company has no specific business combination under consideration, the Company has not entered into or taken any steps in furtherance of securing third-party credit facilities.

MANAGEMENT

17. PLEASE IDENTIFY MR. ROCHON IN THE CAPACITIES IN WHICH HE HAS SIGNED THE REGISTRATION STATEMENT.

         We have revised the section entitled "Management" on page 30 of the prospectus to indicate that Mr. Rochon has served as the Company's Chairman and Chief Executive Officer and has acted as the Company's principal accounting and financial officer since the Company's inception.

Mr. John Reynolds
July 6, 2005
Page 9


CONFLICTS OF INTEREST

18. ADD DISCLOSURE ADDRESSING THE PRE-EXISTING FIDUCIARY DUTIES OR CONTRACTUAL OBLIGATIONS THAT YOUR OFFICERS AND DIRECTORS MAY HAVE.

         We currently indicate under "Conflicts of Interest" on pages 32 and 33 the pre-existing fiduciary duties or contractual obligations that our officers and directors may have. Specifically, we currently indicate that Messrs. Rochon, Ruzika, Ferrari and Farenhem are executive officers and/or directors of Devcon and Sunair and have a fiduciary obligation to present business opportunities to Devcon and Sunair before the Company. Additionally, in connection with Devcon's recent bank financing, Devcon agreed that none of its affiliates (which would include all of the Company's officers and directors) would entertain any business opportunities in the electronic security services filed without the bank's consent. The Company does not intend to focus on electronic security services or pest control services, the areas in which Devcon and Sunair are seeking to expand. The Company is unaware of any other pre-existing fiduciary duties or contractual obligations that its officers and directors have. Accordingly, we have not made any revision to the prospectus.

DESCRIPTION OF SECURITIES

19. DISCUSS, HERE AND ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, THE MATERIAL FACTORS THAT REPRESENTATIVES OF THE UNDERWRITERS WILL CONSIDER IN DETERMINING WHETHER TO ALLOW THE COMMON STOCK AND WARRANTS TO BEGIN TRADING SEPARATELY PRIOR TO THE 90TH DAY AFTER THE DATE OF THE PROSPECTUS. ALSO, DISCLOSE THE CIRCUMSTANCES UNDER WHICH THE REPRESENTATIVES MAY SHORTEN THE TIMEFRAME WITHIN WHICH THE SECURITIES MAY BEGIN SEPARATE TRADING. WE MAY HAVE FURTHER COMMENT.

         We have revised the disclosure in the "Prospectus Summary" section on page 2 in the subsection entitled "Securities offered" and in the section entitled "Description of Securities" under the subsection entitled "Units" on page 36 to indicate that the representatives' decision regarding whether or not to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus will be based on their assessment of the relative strengths of the securities markets and small capitalization companies in general and the trading pattern of, and demand for, the Company's securities in particular. Supplementally, the representatives' have informed the Company that if demand for the Company's units is strong, they will be more likely to allow the units to split prior to the 90th day and, conversely, if such demand is weak, then they will be more likely to require the passing of the full 90-day period. We have further revised the disclosure to indicate that the Company will include information on the representatives' decision to allow separate trading of the common stock and warrants prior to the 90th day after the date of the prospectus in the initial Form 8-K, or amendment thereto (referred to below in response to comment 8), or in a subsequent Form 8-K.

Mr. John Reynolds
July 6, 2005
Page 10



REDEMPTION

20. EXPAND THE DISCLOSURE RELATING TO THE RATIONALE FOR REQUIRING THE STOCK TO TRADE AT $8.50 PER SHARE OR MORE FOR ANY 20 TRADING DAYS WITHIN A 30 DAY TRADING PERIOD ENDING THREE BUSINESS DAYS BEFORE YOU SEND THE NOTICE OF REDEMPTION. ALSO, WITH A VIEW TOWARD DISCLOSURE, TELL US SUPPLEMENTALLY WHETHER OR NOT THERE; IS A WEEKLY TRADING VOLUME CONDITION IMPOSED ON THE COMPANY'S ABILITY TO REDEEM THE OUTSTANDING WARRANTS. TO THE EXTENT THERE IS, PROVIDE THE REASONS AND RATIONALE BEHIND THIS CRITERION FOR CALLING THE WARRANTS FOR REDEMPTION.

         We currently indicate on page 3 in the "Prospectus Summary" and on page 37 in the "Description of Securities" section of the prospectus that management believes that such redemption criteria would give warrantholders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to the Company's redemption call. Accordingly, we have not made any revision to the disclosure in the prospectus. Supplementally, there is no weekly trading volume condition imposed on the Company's ability to redeem the outstanding warrants.

CERTAIN TRANSACTIONS

21. DISCLOSE WHETHER THE BOARD OF DIRECTORS CONTEMPLATES OR PLANS TO AUTHORIZE A STOCK DIVIDEND.

         The Board of Directors does not contemplate or plan to authorize a stock dividend. The Board of Directors would only authorize a stock dividend if the representatives of the underwriters determined that the size of the offering should be increased. In such event, a stock dividend would be effectuated in order to maintain the Company's existing stockholder's ownership at 20%.

UNDERWRITING

22. TELL US WHETHER MORGAN JOSEPH, EARLYBIRD CAPITAL, OR ANY MEMBERS OF THE UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE PROCEDURES YOU WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO AND CLEARED BY THE OFFICE OF CHIEF COUNSEL.

         Neither Morgan Joseph & Co. Inc., EarlyBirdCapital, Inc. nor any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities

Mr. John Reynolds
July 6, 2005
Page 11

sold in the offering. The Company undertakes to provide the staff with the requested information if Morgan Joseph & Co. Inc., EarlyBirdCapital, Inc. or any members of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

23. TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

         Neither Morgan Joseph & Co. Inc, EarlyBirdCapital, Inc. nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.


24. IF THE COMPANY OR THE UNDERWRITERS INTEND TO ENGAGE IN A DIRECTED SHARE PROGRAM IN CONJUNCTION WITH THIS OFFERING, PLEASE DESCRIBE TO US THE MECHANICS OF HOW AND WHEN THESE SHARES WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED SHARE PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED SHARES IS DETERMINED. TELL US HOW AND WHEN THE COMPANY AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE DIRECTED SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE OFFERED SECURITIES, INCLUDING HOW AND WHEN ANY COMMUNICATIONS ARE SENT OR RECEIVED OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC? PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS WITH PROSPECTIVE PURCHASERS ABOUT THE DIRECTED SHARE PROGRAM.

         Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

FINANCIAL STATEMENTS

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

25.      REVISE NOTE B TO STATE THE COMPANY'S FISCAL YEAR END.

         We have revised Note A to state the Company's fiscal year-end, as Note A describes the organization and business operations of the Company.

Mr. John Reynolds
July 6, 2005
Page 12


NOTE F - COMMITMENTS AND OTHER MATTERS, PAGE F-10

26. PLEASE EXPAND THE DISCUSSION OF THE PURCHASE OPTION TO DISCLOSE THE SIGNIFICANT TERMS, INCLUDING THE CONSIDERATION TO BE PAID BY THE UNDERWRITER AND THE NET EXERCISE FEATURE CONTAINED IN THE OPTION. IN ADDITION, PLEASE TELL US HOW YOU INTEND TO ACCOUNT FOR THE UNDERWRITER'S PURCHASE OPTION IN YOUR FINANCIAL STATEMENTS. EXPLAIN YOUR BASIS FOR THE PROPOSED TREATMENT AND REFER EITF 00-19 AND OTHER AUTHORITATIVE GUIDANCE. AS APPLICABLE, EXPAND MD&A TO DISCUSS -THE TRANSACTION AND ANY LIKELY MATERIAL EFFECT ON YOUR FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Note F - Commitments and Other Matters in the financial statements currently indicates that the Company will issue an option ("UPO") to the representatives ("Representative") of the underwriters in the offering to purchase 1,000,000 units at an exercise price of $7.50 per unit. We have revised Note F to include that such UPO is being sold to Morgan Joseph for $100 and may be exercised by the Representatives for cash or on a "cashless" basis, at the holder's option, such that the holder may use the appreciated value of the UPO (the difference between the exercise prices of the UPO and the underlying warrants and the market price of the units and underlying securities) to exercise the UPO without the payment of any cash. The Company has considered the guidance in EITF 00-19 and other applicable accounting literature and will account for the UPO in a manner similar to the costs of raising capital. The Company has not carved out or separately presented this instrument in its financial statements. The Company will account for the exercise of the UPO under the guidelines of APB Opinion 25 and EITF 00-23 in its financial statements when and if the proposed offering is consummated and the UPO is exercised.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

EXHIBITS

27.      PLEASE FILE AN EXECUTED VERSION OF EXHIBIT 10.10.

         The Registration Rights Agreement will not be executed until the effective date of this offering. However, the agreement has been filed in the format it will be executed.

EXHIBIT 23.1

28. PLEASE INCLUDE AN UPDATED CONSENT OF THE INDEPENDENT ACCOUNTANT WITH ANY AMENDMENT TO THE REGISTRATION STATEMENT.

         A currently dated consent of the independent accountants has been included as Exhibit 23.1 within Amendment No. 1 to the Registration Statement.

Mr. John Reynolds
July 6, 2005
Page 13






         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                               Very truly yours,

                                               /s/ Sherie B. Rosenberg

                                               Sherie B. Rosenberg

cc:      Richard C. Rochon
         Robert C. Farenhem
         Mario B. Ferrari
         Mike Powell
         Steven Levine
         Kenneth Schlesinger, Esq.